Exhibit 1.1

PRICING AGREEMENT

Goldman, Sachs & Co.

UBS Securities LLC

As Representatives of the several

Underwriters named in Schedule I hereto

November 2, 2012

Ladies and Gentlemen:

Aetna Inc., a Pennsylvania corporation (the “Company”), proposes, subject to the terms and conditions stated herein and in the Underwriting Agreement dated May 1, 2012 (the “Underwriting Agreement”), to issue and sell to the Underwriters named in Schedule I hereto (the “Underwriters”) the debt securities specified in Schedule II hereto (the “Designated Securities”). Each of the provisions of the Underwriting Agreement is incorporated herein by reference in its entirety, and shall be deemed to be a part of this Agreement to the same extent as if such provisions had been set forth in full herein; and each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Pricing Agreement. Each reference to the Representatives herein and in the provisions of the Underwriting Agreement so incorporated by reference shall be deemed to refer to you. The Representatives designated to act on behalf of each of the Underwriters of the Designated Securities pursuant to Section 15 of the Underwriting Agreement and the addresses of the Representatives referred to in such Section 15 are set forth at the end of Schedule II hereto. Unless otherwise defined herein, terms defined in the Underwriting Agreement are used herein as therein defined.

Subject to the terms and conditions set forth herein and in the Underwriting Agreement incorporated herein by reference, the Company agrees to issue and to sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Company, at the time and place and at the purchase price to the Underwriters set forth in Schedule II hereto, the principal amount of Designated Securities set forth opposite the name of such Underwriter in Schedule I hereto, less the principal amount of Designated Securities covered by Delayed Delivery Contracts, if any, as may be specified in Schedule II hereto.

The Company further represents and warrants to, and agrees with, each of the Underwriters, as of the date hereof and as of the Time of Delivery for the Designated Securities, that the Agreement and Plan of Merger dated as of August 19, 2012 (as heretofore amended, the “Merger Agreement”) among the Company, Jaguar Merger Subsidiary, Inc. (“Merger Subsidiary”), and Coventry Health Care, Inc. (“Coventry”) has been duly authorized, executed and delivered by, and constitutes a valid and legally binding agreement of, the Company and Merger Subsidiary enforceable against the Company and Merger Subsidiary in accordance with its terms. The Merger Agreement conforms in all material respects to the description thereof contained in Registration Statement, the Time of Sale Information and the Prospectus.

If the foregoing is in accordance with your understanding, please sign and return to us counterparts hereof, and upon acceptance hereof by you, on behalf of each of the Underwriters,

this letter and such acceptance hereof, including the provisions of the Underwriting Agreement incorporated herein by reference, shall constitute a binding agreement between each of the Underwriters and the Company. It is understood that your acceptance of this letter on behalf of each of the Underwriters is or will be pursuant to the authority set forth in a form of Agreement among Underwriters, the form of which shall be submitted to the Company for examination upon request.

[Signature page to follow]

Very truly yours, AETNA INC.

By:	/s/ Alfred P. Quirk, Jr.
	Name:	Alfred P. Quirk, Jr.
	Title:	Vice President, Finance and Treasurer

Accepted as of the date hereof:

Goldman, Sachs & Co.

UBS Securities LLC

On behalf of each of the Underwriters

By:	Goldman, Sachs & Co.

By:	/s/ Ryan Gilliam
	Name:	Ryan Gilliam
	Title:	VP & Associate GC

By:	UBS Securities LLC

By:	/s/ Christian Stewart
	Name:	Christian Stewart
	Title:	Managing Director
UBS Investment Bank

By:	/s/ Stephen Chang
	Name:	Stephen Chang
	Title:	Associate Director
UBS Investment Bank

[Signature Page to Pricing Agreement]

SCHEDULE I

TO PRICING AGREEMENT

Underwriter	Principal Amount of 1.50% Senior Notes due 2017 to be Purchased	Principal Amount of 2.75% Senior Notes due 2022 to be Purchased	Principal Amount of 4.125% Senior Notes due 2042 to be Purchased
Goldman, Sachs & Co.	$100,000,000	$200,000,000	$100,000,000
UBS Securities LLC	100,000,000	200,000,000	100,000,000
J.P. Morgan Securities LLC	40,000,000	80,000,000	40,000,000
Morgan Stanley & Co. LLC	40,000,000	80,000,000	40,000,000
RBS Securities Inc.	40,000,000	80,000,000	40,000,000
Barclays Capital Inc.	20,000,000	40,000,000	20,000,000
Citigroup Global Markets Inc.	20,000,000	40,000,000	20,000,000
Credit Suisse Securities (USA) LLC	20,000,000	40,000,000	20,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	20,000,000	40,000,000	20,000,000
Mitsubishi UFJ Securities (USA), Inc.	20,000,000	40,000,000	20,000,000
SunTrust Robinson Humphrey, Inc.	20,000,000	40,000,000	20,000,000
U.S. Bancorp Investments, Inc.	20,000,000	40,000,000	20,000,000
Wells Fargo Securities, LLC	20,000,000	40,000,000	20,000,000
BNY Mellon Capital Markets, LLC	5,000,000	10,000,000	5,000,000
Fifth Third Securities, Inc.	5,000,000	10,000,000	5,000,000
HSBC Securities (USA), Inc.	5,000,000	10,000,000	5,000,000
PNC Capital Markets LLC	5,000,000	10,000,000	5,000,000

Total	$500,000,000	$1,000,000,000	$500,000,000

SCHEDULE II

TO PRICING AGREEMENT

TITLE OF DESIGNATED SECURITIES:

1.50% Senior Notes due November 15, 2017 (hereinafter referred to as the “2017 Notes”)

2.75% Senior Notes due November 15, 2022 (hereinafter referred to as the “2022 Notes”)

4.125% Senior Notes due November 15, 2042 (hereinafter referred to as the “2042 Notes”, and together with the 2017 Notes and the 2022 Notes, the “Notes”)

AGGREGATE PRINCIPAL AMOUNT:

2017 Notes: $500,000,000

2022 Notes: $1,000,000,000

2042 Notes: $500,000,000

PRICE TO PUBLIC:

99.519% of the aggregate principal amount of the 2017 Notes, plus accrued interest, if any, from November 7, 2012

98.309% of the aggregate principal amount of the 2022 Notes, plus accrued interest, if any, from November 7, 2012

98.457% of the aggregate principal amount of the 2042 Notes, plus accrued interest, if any, from November 7, 2012

PURCHASE PRICE BY UNDERWRITERS:

98.919% of the aggregate principal amount of the 2017 Notes, plus accrued interest, if any, from November 7, 2012

97.659% of the aggregate principal amount of the 2022 Notes, plus accrued interest, if any, from November 7, 2012

97.582% of the aggregate principal amount of the 2042 Notes, plus accrued interest, if any, from November 7, 2012

SPECIFIED FUNDS FOR PAYMENT OF PURCHASE PRICE:

Immediately available funds delivered to the bank account(s) specified in the cross-receipt to the Underwriters

INDENTURE:

Senior Indenture dated as of March 2, 2001, between the Company and U.S. Bank National Association, successor in interest to State Street Bank and Trust Company, as Trustee (the “Base Indenture”), as supplemented by the Supplemental Indenture to be dated on or prior to November 7, 2012, between the Company and the Trustee (as so supplemented, the “Indenture”).

MATURITY:

November 15, 2017 for the 2017 Notes

November 15, 2022 for the 2022 Notes

November 15, 2042 for the 2042 Notes

INTEREST RATE:

1.50% per annum for the 2017 Notes

2.75% per annum for the 2022 Notes

4.125% per annum for the 2042 Notes

INTEREST PAYMENT DATES:

With respect to the 2017 Notes, each May 15 and November 15, beginning May 15, 2013.

With respect to the 2022 Notes, each May 15 and November 15, beginning May 15, 2013.

With respect to the 2042 Notes, each May 15 and November 15, beginning May 15, 2013.

In any case where any interest payment date is not a Business Day, then payment of interest may be made on the next succeeding Business Day without any additional amount being payable in respect of any delay.

REDEMPTION PROVISIONS:

Optional Redemption

2017 Notes

At any time prior to October 15, 2017 (one month prior to the maturity date of the 2017 Notes), the 2017 Notes will be redeemable, in whole or in part, at a redemption price equal to the greater of:

•	100% of the principal amount of the 2017 Notes being redeemed, or

•

the sum of the present values of the remaining scheduled payments of principal and interest on the 2017 Notes being redeemed from the redemption date to the maturity date discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 12.5 basis points, plus, in each case, any interest accrued but not paid to the date of redemption.

At any time on or after October 15, 2017 (one month prior to the maturity date of the 2017 Notes), the 2017 Notes will be redeemable, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2017 Notes being redeemed plus any interest accrued but not paid to the date of redemption.

2022 Notes

At any time prior to August 15, 2022 (three months prior to the maturity date of the 2022 Notes), the 2022 Notes will be redeemable, in whole or in part, at a redemption price equal to the greater of:

•	100% of the principal amount of the 2022 Notes being redeemed, or

•

the sum of the present values of the remaining scheduled payments of principal and interest on the 2022 Notes being redeemed from the redemption date to the maturity date discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 20 basis points, plus, in each case, any interest accrued but not paid to the date of redemption.

At any time on or after August 15, 2022 (three months prior to the maturity date of the 2022 Notes), the 2022 Notes will be redeemable, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2022 Notes being redeemed plus any interest accrued but not paid to the date of redemption.

2042 Notes

At any time prior to May 15, 2042 (six months prior to the maturity date of the 2042 Notes), the 2042 Notes will be redeemable, in whole or in part, at a redemption price equal to the greater of:

•	100% of the principal amount of the 2042 Notes being redeemed, or

•

the sum of the present values of the remaining scheduled payments of principal and interest on the 2042 Notes being redeemed from the redemption date to the maturity date discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 20 basis points, plus, in each case, any interest accrued but not paid to the date of redemption.

At any time on or after May 15, 2042 (six months prior to the maturity date of the 2042 Notes), the 2042 Notes will be redeemable, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2042 Notes being redeemed plus any interest accrued but not paid to the date of redemption.

Certain Definitions

“Treasury Rate” means, with respect to any redemption date for any portion of the Notes of a series,

•

the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date for the Notes of such series, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month), or

•

if the release referred to in the previous bullet (or any successor release) is not published during the week preceding the calculation date or does not contain the yields referred to above, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes of the series to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes of such series to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date for any Notes of a series, the average of all Reference Treasury Dealer Quotations (as defined below) obtained.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

“Reference Treasury Dealer” means each of Goldman, Sachs & Co. and UBS Securities LLC. If any Reference Treasury Dealer ceases to be a primary U.S. government securities dealer in the United States (a “Primary Treasury Dealer”), the Company will substitute another Primary Treasury Dealer for that dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by that Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding the redemption date.

Notice; Interest

Notice of any redemption will be mailed at least 30 days but no more than 60 days before the redemption date to each holder of Notes of the series to be redeemed.

Unless the Company defaults in payment of the redemption price, interest will cease to accrue on the Notes of the series or the portions of the Notes of the series called for redemption on and after the redemption date.

Special Mandatory Redemption

If the merger (as defined below) has not been completed by November 19, 2013 (or such later date to which the End Date (as defined in the agreement and plan of merger, dated August 19, 2012, among the Company, Jaguar Merger Subsidiary, Inc. and Coventry Health Care, Inc. (“Coventry”) (as amended, the “merger agreement”)) may be extended by agreement between the Company and Coventry, as described below) or if, prior to such date, the merger agreement is terminated, then the Company must redeem all of the Notes on the special mandatory redemption date at a redemption price equal to 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest from the date of initial issuance, or the most recent date to which interest has been paid or provided for, whichever is later, to, but excluding, the special mandatory redemption date. The “special mandatory redemption date” means the 30th day (or if such day is not a business day, the first business day thereafter) following the transmission of a notice of special mandatory redemption. The merger agreement provides that if the closing of the merger shall not have occurred on or before November 19, 2013, the Company or Coventry, as applicable, shall, if requested by the other, consider in good faith agreeing (but shall not be obligated to agree) to a further extension of the End Date. Pursuant to the merger agreement, subject to the satisfaction or waiver of certain conditions, the Company will acquire Coventry in a transaction valued at approximately $7.3 billion, including the assumption of Coventry debt (the “merger”), based on the closing price of Aetna common shares on August 17, 2012.

The Company will cause notice of a special mandatory redemption to be transmitted to each holder of Notes at its registered address, with a copy to the Trustee, no later than 60 days after the occurrence of the event triggering redemption. If funds sufficient to pay the special mandatory redemption price of the Notes on the special mandatory redemption date (plus accrued and unpaid interest, if any, to the special mandatory redemption date) are deposited with the Trustee on or before such special mandatory redemption date, the Notes will cease to bear interest on and after the special mandatory redemption date.

Repurchase Upon a Change of Control

If a Change of Control Triggering Event occurs with respect to the Notes of a series, unless the Company has exercised its right to redeem the Notes of such series in full, as described under “Optional Redemption” above, the Company will make an offer to each holder of Notes of such series (the “Change of Control Offer”) to repurchase any and all (equal to $2,000 or an integral multiple of $1,000) of such holder’s Notes of such series at a repurchase price in cash equal to 101% of the aggregate principal amount of the Notes of such series to be repurchased plus accrued and unpaid interest, if any, thereon, to the date of repurchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event with respect to the Notes of a series, the Company will be required to mail a notice to holders of Notes of such series describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes of such series on the date specified in the notice (the “Change of Control Payment Date”), which date will be no less than 30 days and no more than 60 days from the date such notice is mailed, pursuant to the procedures required by the Notes of such series and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes of a series as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control repurchase provisions of the Notes of a series, the Company will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control repurchase provisions of the Notes by virtue of such conflicts.

The Company will not be required to offer to repurchase the Notes of a series upon the occurrence of a Change of Control Triggering Event with respect to the Notes of such series if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Company and the third party repurchases on the applicable date all Notes of such series properly tendered and not withdrawn under its offer; provided that for all purposes of the Notes of such series and the Indenture, a failure by such third party to comply with the requirements of such offer and to complete such offer shall be treated as a failure by the Company to comply with its obligations to offer to purchase the Notes of such series unless the Company promptly makes an offer to repurchase the Notes of such series at 101% of the outstanding principal amount thereof plus accrued and unpaid interest, if any, thereon, to the date of repurchase, which shall be no later than 30 days after the third party’s scheduled Change of Control Payment Date.

On the Change of Control Payment Date for Notes of a series to be repurchased, the Company will be required, to the extent lawful, to:

•	accept or cause a third party to accept for payment all Notes of such series or portions of Notes of such series properly tendered pursuant to the Change of Control Offer;

•

deposit or cause a third party to deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes of such series or portions of Notes of such series properly tendered; and

•

deliver or cause to be delivered to the Trustee the Notes of such series properly accepted, together with an officer’s certificate stating the aggregate principal amount of Notes of such series or portions of Notes of such series being purchased.

“Below Investment Grade Rating Event” means the Notes of a series are rated below an Investment Grade Rating by each of the Rating Agencies on any date from the earlier of (1) the occurrence of a Change of Control and (2) public notice of the Company’s intention to effect a Change of Control, in each case until the end of the 60-day period following the earlier of (1) the occurrence of a Change of Control and (2) public notice of the Company’s intention to effect a Change of Control; provided, however, that if (i) during such 60-day period one or more Rating Agencies has publicly announced that it is considering the possible downgrade of the Notes of such series, and (ii) a downgrade by each of the Rating Agencies that has made such an announcement would result in a Below Investment Grade Rating Event, then such 60-day period shall be extended for such time as the rating of the Notes of such series by any such Rating Agency remains under publicly announced consideration for possible downgrade to a rating below an Investment Grade Rating and a downgrade by such Rating Agency to a rating below an Investment Grade Rating could cause a Below Investment Grade Rating Event. Notwithstanding the foregoing, a rating event otherwise arising by virtue of a particular reduction in rating will not be deemed to have occurred in respect of a particular Change of Control (and thus will not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at the Company’s or the Trustee’s request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control has occurred at the time of the rating event).

“Change of Control” means the occurrence of any of the following: (1) direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to the Company or one of its subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than the Company or one of its subsidiaries becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of the Company’s voting stock; or (3) the first day on which a majority of the members of the Company’s Board of Directors are not Continuing Directors; provided, however, that a transaction will not be deemed to involve a Change of Control if (A) the Company becomes a wholly owned subsidiary of a holding company and (B)(x) the holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of the Company’s voting stock immediately prior to that transaction or (y) immediately following that transaction no “person” (as that term is used in Section 13(d)(3) of the Exchange Act) is the beneficial owner, directly or indirectly, of more than 50% of the voting stock of such holding company. For purposes of this definition, “voting stock” means capital stock of any class or kind the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of the Company, even if the right to vote has been suspended by the happening of such a contingency.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who (1) was a member of the Board of Directors of the Company on the date of the issuance of the Notes; or (2) was nominated for election or elected to the Board of Directors of the Company with the approval of a majority of the Continuing Directors who were members of such Board of Directors of the Company at the time of such nomination or election (either by specific vote or by approval of the Company’s proxy statement in which such member was named as a nominee for election as a director).

“Fitch” means Fitch Ratings Inc.

“Investment Grade Rating” means a rating by Moody’s equal to or higher than Baa3 (or the equivalent under any successor rating category of Moody’s), a rating by S&P equal to or higher than BBB- (or the equivalent under any successor rating category of S&P), a rating by Fitch equal to or higher than BBB- (or the equivalent under any successor rating category of Fitch), and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by the Company under the circumstances permitting the Company to select a replacement agency and in the manner for selecting a replacement agency, in each case as set forth in the definition of “Rating Agencies.”

“Moody’s” means Moody’s Investors Service, Inc.

“Rating Agencies” means (1) Moody’s, S&P and Fitch; and (2) if any or all of Moody’s, S&P or Fitch ceases to rate the Notes of a series or fails to make a rating of the Notes of such series publicly available for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, that the Company selects (pursuant to a resolution of the Company’s Board of Directors) as a replacement agency for any of Moody’s, S&P or Fitch, or all of them, as the case may be, with respect to such series of Notes.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

SINKING FUND PROVISIONS:

No sinking fund provisions

TIME OF DELIVERY:

9:00 a.m. Eastern time on November 7, 2012

CLOSING LOCATION:

Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004

DELAYED DELIVERY:

None

NAMES AND ADDRESSES OF REPRESENTATIVES:

Goldman, Sachs & Co.

200 West St.

New York, New York 10282

UBS Securities LLC

677 Washington Boulevard

Stamford, CT 06901

OTHER TERMS:

The holders of the Notes will not have the benefit of clause (5) of Section 501 of the Base Indenture entitled “Events of Default.”

The holders of the Notes will not have the benefit of Section 1005 of the Base Indenture entitled “Limitations on Liens on Common Stock of Principal Subsidiaries.”

SCHEDULE III

TO PRICING AGREEMENT

Time of Sale

4:16 p.m. Eastern time on November 2, 2012

Time of Sale Information

Preliminary Prospectus dated November 2, 2012

Free Writing Prospectus dated November 2, 2012

SCHEDULE IV

TO PRICING AGREEMENT

Term Sheet for Designated Securities

Aetna Inc.

	$500,000,000 1.50% Senior Notes due 2017	$1,000,000,000 2.75% Senior Notes due 2022	$500,000,000 4.125% Senior Notes due 2042

[intentionally omitted]	[intentionally omitted]	[intentionally omitted]	[intentionally omitted]

Note Type:	Senior Notes	Senior Notes	Senior Notes

Legal Format:	SEC Registered	SEC Registered	SEC Registered

Principal Amount:	$500,000,000	$1,000,000,000	$500,000,000

Trade Date:	November 2, 2012	November 2, 2012	November 2, 2012

Settlement Date (T+3 Days):	November 7, 2012	November 7, 2012	November 7, 2012

Maturity Date:	November 15, 2017	November 15, 2022	November 15, 2042

Coupon:	1.50%	2.75%	4.125%

Interest Payment Frequency:	Semi-annual	Semi-annual	Semi-annual

Interest Payment Dates:	May 15 and November 15	May 15 and November 15	May 15 and November 15

First Interest Payment Date:	May 15, 2013	May 15, 2013	May 15, 2013

Day Count:	30/360	30/360	30/360

Pricing Benchmark:	0.75% due October 31, 2017	1.625% due August 15, 2022	3.00% due May 15, 2042

Benchmark Spot:	100-04 3/4	99-06	102-08

Benchmark Yield:	0.720%	1.715%	2.886%

Reoffer Spread to Benchmark:	+88 basis points	+123 basis points	+133 basis points

Reoffer Yield:	1.600%	2.945%	4.216%

	$500,000,000 1.50% Senior Notes due 2017	$1,000,000,000 2.75% Senior Notes due 2022	$500,000,000 4.125% Senior Notes due 2042

Price to Public / Reoffer Price:	99.519%	98.318%	98.457%

Underwriting Fees:	0.600%	0.650%	0.875%

Use of Proceeds:	The net proceeds are expected to be used to finance a portion of the cash portion of the purchase price of Aetna’s acquisition of Coventry.	The net proceeds are expected to be used to finance a portion of the cash portion of the purchase price of Aetna’s acquisition of Coventry.	The net proceeds are expected to be used to finance a portion of the cash portion of the purchase price of Aetna’s acquisition of Coventry.

Optional Redemption:	At any time prior to October 15, 2017, at the greater of 100% of the principal amount of the notes or at a make whole using a discount rate of Treasury plus 12.5 basis points.	At any time prior to August 15, 2022, at the greater of 100% of the principal amount of the notes or at a make whole using a discount rate of Treasury plus 20 basis points.	At any time prior to May 15, 2042, at the greater of 100% of the principal amount of the notes or at a make whole using a discount rate of Treasury plus 20 basis points.

	On or after October 15, 2017, redeemable at par.	On or after August 15, 2022, redeemable at par.	On or after May 15, 2042, redeemable at par.

CUSIP Number:	00817Y AL2	008117 AP8	00817Y AM0

ISIN Number:	US00817YAL20	US008117AP87	US00817YAM03

Minimum Denomination:	$2,000 and multiples of $1,000 in excess thereof	$2,000 and multiples of $1,000 in excess thereof	$2,000 and multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Goldman, Sachs & Co. UBS Securities LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBS Securities Inc.

	$500,000,000 1.50% Senior Notes due 2017	$1,000,000,000 2.75% Senior Notes due 2022	$500,000,000 4.125% Senior Notes due 2042

Senior Co-Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Merrill Lynch, Pierce, Fenner & Smith

  Incorporated

Mitsubishi UFJ Securities (USA), Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC Fifth Third Securities, Inc. HSBC Securities (USA), Inc. PNC Capital Markets LLC

[intentionally omitted]

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained from Goldman, Sachs & Co. by calling 1-866- 471-2525, UBS Securities LLC by calling 1-877-827-6444, ext. 561 3884, J.P. Morgan Securities LLC by calling 1-212-834-4533, Morgan Stanley & Co LLC by calling 1-866-718-1649 or RBS Securities Inc. by calling 1-866-884-2071.